RUBINBROWN CORPORATE FINANCE, LLC
Balance Sheet
May 31, 2024

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SEC FILE NUMBER
8-70975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/04/23 (MM/DD/YY) AND ENDING 05/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RubinBrown Corporate Finance, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7676 Forsyth Boulevard, Suite 2100
(No. and Street)

ST Louis	MO	63105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T Manzo	(201) 519-1905	Mark.Manzo@rubinbrowncf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N,STE 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ben Barnes _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RubinBrown Corporate Finance, LLC _____, as of 5/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHERYL LYNSCHER MESSER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: October 26, 2025
Commission Number: 11959338

Signature: _____

Title: _____
CEO

Cheryl Lyn Scheimesser
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
RubinBrown Corporate Finance LLC

Opinion on the Financial Statement

We have audited the accompanying balance sheet of RubinBrown Corporate Finance LLC (the "Company") as of May 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RubinBrown Corporate Finance LLC as of May 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as RubinBrown Corporate Finance LLC's auditor since 2024.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
July 11, 2024

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

RUBINBROWN CORPORATE FINANCE, LLC

BALANCE SHEET
May 31, 2024

Assets

Current Assets		
Cash	$	279,214
Prepaid expenses		15,442
Total Current Assets		294,656
Right Of Use Assets		36,097
Total Assets	$	330,753

Liabilities And Member's Equity

Current Liabilities		
Accrued expenses	$	8,350
Due to Parent		59,368
Deferred revenue		2,500
Lease liabilities - current		4,953
Total Current Liabilities		75,171
Lease Liabilities - Noncurrent		31,144
Member's Equity		224,438
Total Liabilities And Member's Equity	$	330,753

1. Organization And Basis Of Presentation

RubinBrown Corporate Finance, LLC (the Company) was formed on March 15, 2022, under the laws of the State of Missouri, and began operations in June 2022. The Company is a limited liability company, and its member is not liable for the debts and obligations of the Company. The Company's fiscal year end is May 31, and its principal business is to provide mergers and acquisition advisory services to privately held middle market businesses.

The Company is a wholly owned subsidiary of RubinBrown LLP (the Parent), a public accounting and consulting firm. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA), effective April 4, 2023.

2. Summary Of Significant Accounting Policies

Basis Of Presentation

The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual method of accounting.

Estimates And Assumptions

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

The Company maintains cash in bank accounts with one financial institution. As of May 31, 2024, the balances at this institution exceeded the Federal Deposit Insurance Corporation (FDIC) insurance limit of $250,000.

Revenue Recognition

The Company accounts for revenue recognition in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Revenue from contracts with customers is measured as the amount of consideration expected to receive in exchange for providing services. The amount of revenue recognized reflects both the fixed and variable consideration to which the Company expects to be entitled in exchange for these services. Revenue is recognized when the promised services are transferred to the customer. This core principle is achieved through the application of the following five-step model: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to performance obligations in the contract, and (5) recognize revenue as performance obligations are satisfied. General economic conditions as well as the changing dynamics of particular customer situations can impact the timing and uncertainty of revenues and cash flows.

The Company earns revenue primarily from mergers and acquisitions advisory fees. These fees consist of nonrefundable retainer fees and a variable success fee upon completion of the transaction. The success fee may be a fixed dollar amount, or a percentage of the value of the transaction.

The Company recognizes retainer fees over the estimated term of the engagement, using costs to date as compared to estimated total costs as the measure of progress. Success fees are recognized at a point in time, at the closing of the transaction. Amounts billed and cash received before revenue is recognized are recorded as deferred revenue.

The following table provides information about the Company's contract balances related to contracts with customers:

Deferred revenue, beginning of period	$ —
Deferred revenue, end of period	2,500

Income Taxes

The Company is a single member limited liability company that is disregarded for federal and most state income taxes. The activity of the Company is reported on the income tax returns of the Parent. The Parent is taxed as a partnership, and its income is allocated to its partners. The Parent's income tax returns for tax years 2020 and later remain subject to examination by taxing authorities.

Segment Reporting

The Company's chief executive officer, as the chief operating decision maker, organizes the Company, manages resource allocations, and measures performance on the basis of one operating segment. The Company is engaged in the provision of merger and acquisition advisory services.

Subsequent Events

Management evaluates subsequent events through the date the financial statement is available for issue, which is the date of the Independent Auditors' Report.

3. Liquidity

The Company has incurred a loss from operations and has negative cash flow from operations. Management's plans include increasing revenue and receiving additional capital contributions from the Parent in order to fund operations in the normal course of business.

4. Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2024, the Company's net capital was $208,996, which was $203,996 in excess of its minimum requirement of $5,000.

5.   Related Parties

The Company and the Parent operate under an Expense Sharing Agreement whereby the Parent provides employee and administrative services to the Company. The employee and administrative services include (but are not limited to) personnel, office space, facilities and equipment (including utilities), communications (including telephone, mobile telephone and data transmission), information technology support and all general and administrative services in connection with the Company's business. The Parent charges the Company for the provision of the services at an agreed upon monthly amount in connection with providing employee and administrative services on behalf of the Company. The balance owed to the Parent related to this provision was $55,567 as of May 31, 2024.

From time to time, direct expenses paid by the Parent on the Company's behalf are also charged to the Company. Amounts owed related to intercompany advances at May 31, 2024 amounted to $3,801.

6.   Leases

The Company is provided with certain office space through the Expense Sharing Agreement (Note 5). Lease right of use (ROU) assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The ROU assets represent the lease liability, plus any lease payments made at or before the commencement date, less any lease incentives received. The Company does not record ROU assets or lease liabilities for leases with an initial expected lease term of 12 months or less. For operating leases, lease expense for minimum lease payments is recognized on a straight-line basis over the term of the lease. Additionally, variable rent payments are expensed in the month incurred for amounts charged based on the allocated usage of employees of the Parent providing services on behalf of the Company.

The lease term utilized in determining ROU assets and lease liabilities includes the noncancellable portion of the underlying lease along with renewal periods, only if it is reasonably certain that the option will be exercised. When determining if a renewal option is reasonably certain of being exercised, the factors considered, include but are not limited to, the cost of moving to another location, the cost of disruption of operations, the purpose or location of the leased asset and the terms associated with extending the lease.

Notes To Financial Statement *(Continued)*

As the office space lease does not provide an implicit discount rate, the Company estimates an incremental borrowing rate based on the information available at the lease commencement date to determine the present value of the lease payments. The estimated incremental borrowing rate represents the estimated rate of interest that would have been charged to borrow an amount equal to the lease payments on a collateralized basis for a similar period of time.

The Company does not separate non-lease components of a contract from the lease components to which they relate for all classes of lease assets.

While the expense sharing agreement may be terminated by the mutual consent of the Company and the Parent, the Company has determined that the lease term extends through 2032, which is the lease term between the Parent and its lessor.

The reconciliation of the undiscounted cash flows for each of the next five years and total remaining years of the lease liabilities recorded on the balance sheet is as follows:

Year		Operating Leases
2025	$	6,900
2026		6,900
2027		6,208
2028		4,824
2029		4,824
Thereafter		14,472
Total minimum lease payments		44,128
Less: Amount of lease payments representing interest		8,031
Present value of future minimum lease payments		36,097
Less: Current portion		4,953
Long-term lease liabilities	$	31,144

Supplemental cash flow and other information related to leases are as follows:

Cash Flow Information:

ROU assets obtained in exchange for new operating lease obligations	$	40,836
Cash paid for operating leases included in operating activities	$	7,185

Other Information:

Weighted-average remaining term - operating leases	7 years
Weighted-average discount rate - operating leases	5.8%

7.   Commitments And Contingencies

At May 31, 2024, the Company did not have any commitments, contingencies or guarantees that might result in a loss or future obligation that would have required the Company to include such liability/obligation in its financial statement.